As filed with the Securities and Exchange Commission on October 6, 1999

                                                            File No. 000-27315

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------
                               Amendment No. 1 to
                                   FORM 10-SB
                   General Form For Registration of Securities
            of Small Business Issuers Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                  -----------

                              CLIXHEALTH.COM, INC.
             (Exact Name of Registrant as Specified in its Charter)


          Nevada                                        23-2679963
(State or other jurisdiction                (I.R.S. Employer Identification No.)
      of organization)


                            999 Old Eagle School Road
                                    Suite 108
                            Wayne, Pennsylvania 19087
              (Address of principal executive offices and zip code)


                                 (610) 293-7650
                           (Issuer's telephone number)


   Securities to be registered pursuant to Section 12(b) of the Act:   None


       Securities to be registered pursuant to Section 12(g) of the Act:

 Common Stock, Par Value $.001                   OTC Electronic Bulletin Board
    (Title of each Class                          (name of each Exchange onto
      be so registered)                             which each class is to be
                                                           registered)

================================================================================


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PART I

Item 1. Description of Business.

General

     CLIXhealth.com, Inc., a Nevada corporation, ("CLIX" or the "Company") is a holding Company with two wholly owned subsidiaries, Cardiovascular Laboratories, Inc. of PA, a Pennsylvania corporation ("CLI"), and CLIX Information Systems, Inc., a Pennsylvania corporation, doing business under the name VitalBody ("VitalBody"). In April 1999, the Company changed its name from Cardiovascular Laboratories, Inc. to CLIXhealth.com, Inc. in order to reflect the new focus of the Company in the e-commerce marketplace for preventive health care products. All of the Company's 1997 and 1998 revenues were provided by CLI.

     CLI specializes in the provision of non-invasive cardiovascular imaging and the turnkey management of fixed site vascular and echocardiographic ultrasound laboratories. CLI provides services with the highest clinical quality possible, and strives to maintain those clinical standards. CLI has historically focused on fixed- site imaging within community hospitals, although it currently operates in, and intends to expand into additional independent fixed-site imaging locations as well as into new community hospitals. CLI does not presently perform mobile imaging services. It presently operates eleven diagnostic imaging sites in ten fixed-site locations in Pennsylvania, New Jersey and New York. At its locations, CLI performs a scope of services that can include one or more of the following: hiring, training and clinical management of ultrasound technologists; management and administration of laboratory operations; and selection, leasing and deployment of ultrasound equipment.

     VitalBody was incorporated in May 1998, and is a development stage enterprise engaged in Internet-based sales of preventive health care products. VitalBody has yet to generate more than nominal revenues from its activities. It was formed to diversify the Company's source of revenue and profits. VitalBody's principal objective is to create branded lines of "wellness" products sold through interactive e-commerce and direct marketing. Brand awareness is to be created through sponsorship provided by association with authoritative experts who have an existing media presence, by aligning with existing and prospective Internet retailers and by creating joint ventures and other programs to support the overall marketing and sales effort.

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Historical Background

     The Company was originally incorporated in Utah on August 8, 1983 as Interstate Gold and Gas, Inc. The Company was in a development stage from inception until 1992, engaged in the business of developing mining properties. During 1992, the Company lost its remaining mining claims, and became inactive. The Company remained inactive until March 31, 1998, when it acquired CLI. CLI was incorporated in August 1991, and has been engaged in the provision of non-invasive ultrasound diagnostic services since inception. Following the acquisition of CLI, the name of the Company was changed to Cardiovascular Laboratories, Inc., and the former management and Board of CLI assumed effective control of the Company. In April 1999, the Company changed its name from Cardiovascular Laboratories, Inc. to CLIXhealth.com, Inc.

Cardiovascular Laboratories, Inc. of PA

Market

     Cardiovascular disease is responsible for nearly half of all deaths in the United States. The aging process itself predisposes human beings to cardiovascular disease. Approximately 65% of CLI's patients are covered by Medicare, with the balance having commercial insurance or being included in a managed care contract. According to the National Center for Health Statistics, there are over 67 million people with some form of cardiac or vascular disease in the United States. Cardiovascular disease can often be effectively treated if detected early. Diagnostic ultrasound is the most cost effective, least painful and least invasive method available for diagnosing vascular disease. It produces no side effects. CLI believes its imaging revenues are not subject to the ebb and flow of the economic cycle. CLI estimates that its core ultrasound imaging marketplace generated approximately $2.5 billion in 1997 revenues, and expects demand to increase at 8% per year as the population ages.

Diagnostic Ultrasound Imaging

     Diagnostic ultrasound imaging helps doctors see inside the human body by bouncing sound waves off of anatomy and blood flow. It works without the use of dyes, injections, or catheters. These sound waves are received by the ultrasound machine, interpreted by sophisticated imaging software and displayed on a video monitor. The test results are captured on a videotape machine built into the unit. After the technical component of the

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diagnostic test has been performed by a technologist, an interpreting physician views the videotape and establishes test findings. Although most competing diagnostic imaging techniques provide the physician a frozen-in-time snapshot image, ultrasound imaging enables the diagnostician to study real-time blood flow non-invasively. A dynamic tool, it allows the physician to make more accurate diagnoses at earlier stages of the disease. This increases the possibility of successful treatment.

     Diagnostic ultrasound testing is broken into two components: technical and professional. The technical component is the technologist's use of the ultrasound equipment within strict clinical protocols, recording the visual and auditory information onto videotape. The professional component consists of an experienced physician reading the videotape, making a diagnosis of the patient's condition, and dictating the diagnosis into a formal interpretation. The critical difference in the two components is that the technologist does not practice medicine, but performs a service for the physician who does practice medicine.

Low Exposure to Malpractice

     Because CLI does not practice medicine, or perform any invasive procedures, CLI believes it carries a relatively low exposure to malpractice liability. Even so, CLI insures its and its employee's exposure by coverage from the nation's leading medical malpractice insurer. Since inception, neither CLI nor any of its employees have been sued for professional negligence.

Testing Process

     The testing process begins when a patient's physician orders a test and refers the patient to one of CLI's labs. A specially trained and registered technologist performs the test according to rigorously disciplined protocols using sophisticated equipment, costing approximately $150,000 to $200,000 per unit. Tests are then interpreted by an interpreting physician and a course of treatment can be prescribed.

Ultrasound is a Well Established Diagnostic Imaging Technology

     Ultrasound is a well accepted diagnostic tool for assessing the progression of cardiovascular disease. As a dynamic medium using simple sound waves, ultrasound technology is uniquely suited for the diagnoses of cardiovascular disease. It offers important advantages in cost effectiveness over other diagnostic methods.

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Despite advances in other imaging areas, ultrasound is likely to continue to be an important diagnostic modality due to advances in hardware, software, and the prospective use of ultrasound in conjunction with non-toxic contrast agents. The Company believes that these advances, plus the inherent non-invasive nature of ultrasound make its obsolescence as a diagnostic modality unlikely in the near future.

Studies Performed

     An example of a study performed by CLI is a cerebrovascular test. This procedure examines blood flow to the brain to detect conditions which could lead to stroke. The diagnosing physician uses the data produced by the technologist to find plaque or stenosis in the carotid artery. This is a powerful and cost effective first step to preventing stroke. As the United States population ages (and age predisposes people to vascular disease) cerebrovascular tests will be performed more frequently.

     The most common cardiovascular imaging studies performed by CLI include:

     o  Cerebrovascular evaluation
     o  Transcranial doppler procedures
     o  Lower arterial studies
     o  Lower venous studies
     o  Echocardiography
     o  Abdominal aorta studies
     o  Dialysis access site assessment
     o  Visceral vascular studies
     o  Graft surveillance
     o  Venous mapping

Emphasis On Clinical Quality

     CLI is dedicated to the delivery of a superior level of quality in all of its diagnostic testing. CLI concentrates on high-end ultrasound diagnostics, providing tests that are usually available only through university hospitals in major metropolitan centers. CLI insists on employing strict protocols and self-policing auditing methods, which require technologists to spend more time evaluating patients than current industry standards dictate. When the comprehensive nature of these testing protocols are coupled with highly trained technologists, diagnostic accuracy is measurably improved. And, when sophisticated tests are executed with painstaking care, they become more cost effective in

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diagnosing disease at an early stage, thereby reducing the cost of treatment.

Clinical Training Program

     Cardiovascular ultrasound is a diagnostic imaging modality that is highly dependent on the training and experience of the technologist performing the procedure. Unlike many other types of diagnostic imaging, the technologist must act as a clinician, and not merely the operator of a machine. This places a premium on the technologist's skills. Historically, CLI has recruited its technologists through contacts it has in the technologist community as well as through the use of professional medical recruiting services. However, CLI is embarking on a program to align itself with a world-class cardiovascular ultrasound educational institution to create a more assured source for training technologists, and remove one constraint to growing the business.

     Additionally, as CLI expands its operations into new areas, with new interpreting physicians, it will become more difficult to maintain interpretations at the consistently high level of clinical quality it has come to expect in the past. Accordingly, discussions have begun with prominent educational institutions in diagnostic ultrasound to form an alliance to help train new interpreting physicians and provide an ongoing program of clinical quality assurance.

Business Strategy

     Historically, CLI has concentrated on operation of imaging labs within community hospitals. The Company currently has six such hospital contracts to operate imaging facilities on-site. These contracts range from a full turn-key management of an entire lab to the provision of specialized personnel to perform diagnostic imaging within the hospital's own lab. These services benefit a hospital by expanding the scope of services, increasing outpatient referrals, creating positive cash flow and increasing surgery and ancillary procedures. CLI gives the hospital access to a higher quality pool of technologists than might otherwise be possible because it can hire, train and compensate its employees without the institutional personnel constraints present in many hospitals. Hospitals have a built-in source of referrals and thus a predictably high level of volume. CLI invoices hospitals directly for imaging services. Hospital receivables are generally easier to manage than receivables owed directly to CLI from Medicare carriers and other insurers.

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     In addition to hospital-based locations, CLI operates several independently-owned site labs. Independently sited locations perform services independently from a hospital, and invoice insurance carriers for studies through an entity known as an Independent Diagnostic Testing Facility ("IDTF"). The Company is responsible for establishing clinical protocols and maintaining quality control, leasing and maintaining equipment, hiring, training and employing technologists, scheduling patients and general lab administration, and billing and collection activity.

     CLI believes that there will be opportunities to expand the hospital-based business during the next few years. The Health care Financing and Health Administration (HCFA), the financing arm of the federal Medicare program, has announced that it intends to establish a new prospective payment system for hospital outpatient services. This new payment system is similar to the Diagnosis Related Group payment methodology introduced in 1984 for hospital inpatient services. The new outpatient payment system will classify payments into fixed Ambulatory Patient Groups (APG's). This development represents a significant change in the way outpatient health care services are delivered, and it is currently unclear whether CLI will be able to profit from such changes. It is possible that existing hospital contracts will require re-structure and modification in such a way that the profitability of the business is adversely impacted.

Changing Regulations in Ultrasound Imaging

     Beginning in 1999, Medicare carriers and intermediaries in many states, (including Pennsylvania and New Jersey) are scheduled to stop reimbursing vascular ultrasound imaging service providers who either provide services in a lab that has not met the stringent accreditation standards set forth by the Intersocietal Commission for the Accreditation of Vascular Laboratories ("ICAVL"), or provide services that are not performed or directly supervised by a Registered Vascular Technologist ("RVT").

     CLI estimates that fewer than 40% of vascular laboratories currently comply with ICAVL accreditation standards. The reason for this non-compliance centers on the level of training of the average technologist and the level of diligence and sophistication of the average laboratory. CLI has always operated as if ICAVL standards were in effect. All of CLI's technologists are Registered Vascular Technologist (or registry eligible). All of its facilities currently meet, or in the case of new labs, are on track to meet the new ICAVL standards.

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     There may be additional changes in regulations that have a material negative impact on the imaging business as currently performed by CLI. These changes may have to do with the acceptable means of structuring relationships with hospitals and physicians, or there may be adverse changes in the reimbursement regulations that govern CLI's operations.

Technology

     CLI uses laboratory imaging and other equipment supplied by a number of different equipment manufacturers. The equipment is typically acquired on an operating lease basis, and CLI believes it will be able to upgrade its fleet of diagnostic machines on an as-needed basis to accommodate new technology as it becomes available.

     Notwithstanding the belief that the Company will be able to upgrade its equipment on an as-needed basis, CLI does enter into multi-year lease agreements that may not be able to be modified should new technology emerge.

Competition

     CLI faces substantial competition in its imaging business from numerous competitors. The most significant competitor is usually the community hospital within CLI's immediate market areas. The facilities operated by these hospitals vary widely in terms of the quality and training of their personnel, equipment and clinical protocols. Notwithstanding these potential negative attributes, however, it is often difficult to compete with established patterns of medicine evident between a hospital's lab and the physicians who practice in that hospital and refer patients into the lab.

     Other competition comes from physicians and group practices of physicians who have set up ultrasound diagnostic imaging capabilities within their own practices. While these imaging locations may have some of the same drawbacks presented by the hospital labs, the physicians who operate their own labs will not refer any of their patients to a CLI lab.

     CLI competes with hospital-based and physician practice-based labs by offering a superior clinical service, and by being a non-aligned third party provider of services that is not necessarily affiliated with either a hospital or a specific physician.

     Additionally, CLI faced significant competition during 1998 from a company formed by its former Chief Executive Officer who

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resigned in November 1997. This competition was successful in causing the loss of four contracts maintained by the Company. Together, these contracts accounted for annualized revenue of approximately $2,000,000. While the Company was able to expand existing operations to mitigate the overall impact of the loss of these hospital contracts, it lost a significant number of trained employees to this competitor.

Seasonality

     CLI's results of operations may vary significantly from quarter to quarter, for reasons particular to each quarter. For instance, hospital admissions and doctor visits (and, therefore, CLI's imaging revenues) are typically lower during holiday periods, and at other times when physicians traditionally take their own vacations.

Suppliers

     Although CLI has historically acquired most of its imaging and related equipment from a small number of suppliers, CLI does not believe it is dependent upon any one supplier or group of suppliers. While CLI has a preference for the equipment manufactured by certain manufacturers, there are a number of manufacturers of imaging equipment adequate for CLI's purposes, and an even greater number of companies from whom such equipment can be leased. CLI believes that alternate sources for its equipment and supply needs are readily available at comparable costs, and that its relationships with its equipment suppliers are satisfactory.

Patents Or Trademarks

     Although CLI relies upon sophisticated equipment, instrumentation and technology, CLI does not own, license or otherwise rely upon any patents or trademarks for the operation of its business. Other than corporate names, CLI does not own or utilize any trade names in its business.

Governmental Regulation

     Many aspects of the health care industry in the United States are presently subject to extensive federal and state governmental regulation. Certain of these laws and regulations are applicable to CLI's business. CLI believes that its operations are in material compliance with all applicable laws.


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Federal Kickback Law

     Federal law prohibits the offer, solicitation, payment or receipt of any remuneration (direct or indirect, overt or covert, in cash or in kind) which is intended to induce, or is in return for, the referral of patients for, or the ordering of, items or services reimbursable by Medicare or Medicaid. The law also prohibits remuneration intended to induce the purchasing of, or arranging for, or recommending the purchase or order of any item, good, facility or service for which payment may be in whole or in part under those programs. Under this statute, known as the "kickback law," an offense may be punished by criminal prosecution or by excluding any of the parties to the transaction or arrangement from participation in Medicare and Medicaid. The law is very broad and has been interpreted to apply to otherwise legitimate investment interests if one purpose of the offer of an opportunity to invest is to induce referrals from the investors. Regulations implemented under the kickback law provide certain "safe harbors" giving protection for certain categories of relationships. The breadth of the kickback law is such that virtually any financial relationship between a practitioner and a health care provider, such as an independent physiological laboratory (IPL) or an independent diagnostic testing facility (IDTF), involving the offering of Medicare and Medicaid services may trigger the application of the law. A portion of CLI's business arrangements involves the management and staffing of in-house diagnostic laboratories at hospitals. CLI does not bill Medicare or Medicaid for the technical services provided at the hospitals' laboratories and is in compliance with the Federal kickback law.

Federal Stark Laws

     Federal law also prohibits physicians from ordering or prescribing certain designated health care services or items if the service or item is reimbursable by Medicare or Medicaid and is provided by an entity with which the physician has a financial relationship (including investment interests and compensation arrangements). Payment for a service provided in violation of these laws, known as the "Stark Laws," may be denied, or money paid may be recouped. The services specified by the Stark Laws include ultrasound procedures and other designated services, which are provided by CLI as the result of referrals from physicians who purchase the tests from CLI. CLI believes that its relationships with referring physicians are in compliance with the Stark Laws. A number of states, including states in which CLI does business, have laws and regulations similar to the federal kickback laws and

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Stark Laws. CLI believes that it is in compliance with all of such laws, although, as is the case with federal law, there can be no assurance that changes in such laws or the interpretation or enforcement of such laws will not have a material effect on CLI.

IDTFs

     CLI must satisfy certain rules set forth by the Health Care Financing Administration ("HCFA") relating to the payment of services to Medicare or Medicaid beneficiaries. These rules state that the carriers will pay for services under the Medicare fee schedule only when performed by a physician, a group practice of physicians, an approved supplier of portable x-ray services, or an IDTF. The current effective date for IDTF status is March 15, 1999. CLI believes that its services provided outside of the hospital environment are provided according to the rules and specifications of an IDTF.

Potential National Health Care Reform

     Both the Clinton Administration and the Congress have periodically asserted a need to overhaul or reform the nation's health care system. Such legislative initiatives, if enacted, could impose pressures on the pricing structures applicable to CLI's services. In particular, there is a possibility that an even greater portion of health care services will be rendered and administered through "managed care" systems, which could have the effect of forcing pricing concessions and reductions on the part of service providers such as CLI. Moreover, health care reform could also entail a greater analysis of each patient's need for diagnostic testing, with the aim of reducing the total volume of testing and the overall cost of medical care. CLI is unable to predict whether, when or to what extent any new laws or regulations may be enacted, or existing laws or regulations may be modified, any of which could have a material adverse effect on CLI's revenues, operating margins and profitability.

Environmental Matters

     CLI's existing operations do not entail the handling, storage, use, transport or disposal of any hazardous substances or hazardous materials within the meaning of any environmental laws. Should CLI enter into nuclear cardiology imaging services, it will be required to implement a radioactive waste disposal program consistent with state and federal regulations. In this event, CLI intends to contract with a nuclear medicine physicist to develop a full

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compliance program for the proper handling and disposal of any waste generated in the performance of nuclear cardiology studies.

Year 2000 Compliance

     CLI recognizes the need to ensure that its operations will not be adversely impacted by Year 2000 computer and systems failures. Year 2000 failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. CLI is addressing this risk to the availability and integrity of financial systems and the reliability of operational systems. During the first quarter of 1999, CLI upgraded its internal accounting and administrative computer hardware and software. CLI believes that its administrative computer systems are now sufficiently compliant with year 2000 compatibility issues, and that any incompatibility will be able to be managed at a nominal cost and have minimal potential to adversely impact the business. To date, the year 2000 compliance issues have generated little or no cost to CLI.

     It is possible that third party vendor software may pose unanticipated incompatibilities that are not presently under consideration, and there may be unanticipated negative consequences to the operations and administration of CLI's business. It is not possible to quantify these uncertainties, nor the potential for disruption of CLI's business. CLI has consulted with its diagnostic equipment vendors and has been advised that certain items will be supported at no cost, and that older items will be supported on a fee basis. CLI believes that all of the equipment it uses in a clinical setting will be able to be upgraded at nominal cost and without a material impact to the operations of the business.

     Certain of the CLI's customers and vendors may be dependent on year 2000 non-compliant computer or other embedded information systems to conduct business transactions. Although CLI has undertaken certain steps to determine the nature or extent of any Year 2000 issues that may be posed by customer or vendor unpreparedness, CLI cannot be sure that its customers or vendors will not cause interruptions in CLI's business. In particular, the systems of the hospitals and physicians with whom CLI does business may not be fully compliant with year 2000 compatibility. Moreover, there can be no assurance that such systems will not interfere with the ability of the hospitals to pay CLI for its services, either through direct or indirect problems caused by year 2000 incompatibility.

     CLI cannot be certain that the operations of private insurance

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companies, health maintenance organizations, Medicare, and other third party payers will not adversely effect CLI's business because of year 2000 incompatibilities. It is possible that one or more third-party payer will face serious disruption to its business as a consequence of unanticipated year 2000 compliance problems. If this happens, CLI may be deprived of cash flows due for its services, and may not have the financial resources or have access to the financial resources to support its operations, with potentially serious ramifications for the survival of the business, depending on how long it took for the incompatibility problems to be resolved.

VitalBody

The Market

     VitalBody is a development stage business formed in May 1998 to sell products and services using the Internet and by other, more traditional channels to customers in the health care market. This market is both large and diverse and includes numerous subsets including, but not limited to, nutritional supplements, exercise equipment and videos, books, magazines, health clubs and resort spas. VitalBody has selected nutritional supplements as its initial target market.

     Nutritional supplements consist of vitamins, minerals, herbs and sports supplements. According to the Nutrition Business Journal, vitamins are the largest category of nutritional supplements, with 43% of 1997 sales, while herbs held 33% of 1997 sales. Herbs are the fastest growing segment of the market, and the industry has been adept at finding and promoting new herbal products aggressively. According to the Nutrition Business Journal, in 1997, there were four main distribution channels: retail; mail order; multi-level marketing (sometimes referred to as direct sales or network sales); and health practitioners.

     During 1998, the Internet emerged as a distribution channel. Although figures are not available for on-line sales of supplements, a few relatively well established firms have staked out territory including Vitamin Shoppe, Mother's Nature, GreenTree and VitaSave. These companies have augmented their existing mail order and retail store business by going on-line. The largest domestic retail supplement chain, General Nutrition Centers, has not yet established a significant presence on-line, perhaps over a potential concern for cannibalizing their existing retail storefronts.

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     According to the Nutrition Business Journal, national surveys estimate that
54% of Americans take some sort of nutritional supplements. An estimated 25 million Americans consume supplements regularly, with approximately 2.5 million people spending over $50 per month, with the remaining 22.5 million spending approximately $20-$25 per month. Increasing awareness of the health benefits of nutritional supplements caused both the number of regular consumers to increase. Information concerning herbal-based supplements has also pushed up the average purchase per month, as these herbal preparations are often more expensive than more conventional vitamins and minerals.

Business Strategy

     In 1998, the Company made a strategic decision to enter into the Internet-based wellness and preventive health care market, initially by means of selling nutritional supplements and other products and services through its VitalBody subsidiary in conjunction with joint venture partners. The intention is to diversify the Company's business and to provide a new source of revenue and profitability. It is currently in a development stage, and there can be no assurance that it will develop significant revenues or profits in the future.

     In February 1999, VitalBody entered into a sales and marketing agreement with Global Connections, Inc., an e-commerce sales and technology firm. Pursuant thereto, Global Connections has agreed to design and maintain a number of e-commerce web sites with VitalBody joint venture partners; establish and maintain secure e-commerce capabilities, including the facility for processing credit cards; manage shipping and warehousing; and provide sales support services including the maintenance of direct marketing databases and staffing an 800 number for customer service. The agreement provides that Global Connections will receive a fixed percentage of the gross margins earned from products sold. The agreement has a five year term.

     The initial product line introduced by VitalBody is in the area of nutritional supplements. In March 1999, VitalBody entered into an agreement with The National Anti-Aging Institute ("NAAI") located in Los Angeles, California. NAAI is headed by its Medical Director, Arnold Fox, MD, a cardiologist who, for the past 20 years, has had an alternative medicine practice. Dr. Fox has published nine books on alternative medicine, several of them best-sellers. He also has a weekly radio show broadcast on a FM station in Los Angeles. The agreement provides that VitalBody and the NAAI

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shall work together to establish a line of nutritional supplements. Among other provisions, the agreement calls for the use of the radio show to promote an e-commerce site established for the purpose of selling nutritional supplement products. VitalBody intends to attempt to expand Dr. Fox's radio presence into other markets to further promote the e-commerce site. The agreement provides that NAAI shall receive a fixed percentage of any net revenues generated from products sold. The agreement provides that the Company is responsible for marketing, manufacture, and development of all products, including operating and maintaining an e-commerce site. The agreement has a five year term.

     VitalBody intends to add value to its products through innovative marketing, and custom formulations. The NAAI is the initial partner for the intended commercialization of a line of 40 to 50 nutritional supplements and 5 to 10 custom formulations. In this fashion, products quickly obtain a level of credibility that would otherwise be difficult to achieve. VitalBody launched its first e-commerce site May 1999. The web address for the primary e-commerce site that VitalBody manages for the NAAI is: http://www.theanti-aginginstitute.com.

     Subsequent contracts with joint venture partners other than the NAAI are anticipated. None of these additional prospective agreements have been finalized, and it is possible that none of the agreements will ultimately be consummated.

     Few Internet-based businesses are profitable, and there is no assurance that VitalBody will be able to grow either its revenues or derive profitability from what revenues are generated. The Company is in the process of testing its marketing strategies, and has not generated significant sales revenues to date. It is possible that the development stage business undertaken by VitalBody will change its focus several times in the future in the search for a successful sales and marketing approach. There is no assurance that any of these approaches will actually produce revenues and profits.

Governmental Regulation and Legal Uncertainties

     The Federal Trade Commission (FTC) and the Food and Drug Administration
(FDA) have complementary jurisdiction to address the marketing of dietary supplements broadly governed by the framework of the Dietary Supplement Health and Education Act of 1994 (DSHEA). Under the terms of a liaison agreement governing the division of responsibilities between the two agencies, the FTC has primary

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responsibility for advertising and the FDA has primary responsibility for labeling. Under a liaison agreement between the two agencies, they work closely in regulating the industry.

     The market for nutritional supplements has grown rapidly since the passage of the Dietary Supplements and Health Education Act of 1994 (known as DSHEA) that largely deregulated sale of these products. While nutritional supplements are still subject to labeling requirements, and may make certain benefit claims only when there is research to support the claim, the FDA does not require formal approval prior to sale of these products.

     The DSHEA legislation established a new regulatory framework for supplements, ensuring continued access to safe products that are made to quality standards. DSHEA essentially deregulated the nutritional supplement business. This stands in sharp contrast to the regulatory environment that exists in CLIX's imaging division. DSHEA also allowed for the dissemination of information about the health benefits of these products. The legislation defined dietary supplements; established a framework for ensuring safety; provided for use of claims and nutritional support statements; required ingredient and labeling requirements; provided for good manufacturing processes; and established new governmental entities for review and research.

     One of the critical distinctions made by DSHEA has to do with product claims. No claim can be made about the use of supplements to diagnose, prevent, mitigate or cure specific diseases except under very specific circumstances. However, the legislation does permit so-called structure-function claims. For example, one may not claim the calcium prevents osteoporosis. However, one may claim that calcium builds strong bones.

     In the past, the FDA attempted to define supplements as drugs or as food additives and as a result often removed them from the market. The DSHEA legislation makes it clear that supplement products may not be regulated as drugs or food additives in most cases. While the FDA still maintains the authority to remove products they deem dangerous, they are required to do so only after careful evaluation and consideration.

     Claims made in supplement advertising are addressed primarily under the Federal Trade Commission Act (FTC Act). Section 5 of the FTC Act broadly prohibits deceptive and unfair acts or practices in or affecting commerce, including deceptive advertising. In addition, supplement advertising falls under Sections 12 and 15 of the FTC Act. These two sections prohibit false advertisements of foods, drugs, devices, services and cosmetics, which are defined as advertisements that are misleading in a material respect The FTC has developed a legal framework for assessing advertising claims pursuant to these provisions. This framework, set out in the FTC's Deception Policy Statement and its Substantiation Policy Statement, can be distilled into two principles: advertising must be truthful and not misleading; and advertisers must have substantiation for all objective claims before the claims are disseminated.

Competition

     The markets for VitalBody's nutritional products are intensely competitive. Many of VitalBody's competitors have much greater name recognition and financial resources than the Company, which may give them a competitive advantage. There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

     Although the Company intends to distribute certain products it considers proprietary, neither it nor NAAI have patent protection for any current or planned products. Because of restrictions under regulatory requirements concerning claims that can be made with respect to dietary supplements, the Company may have a difficult time differentiating its products from those of competitors.

     There is no assurance that the joint venture marketing strategy in conjunction with existing media figures will prove successful. Neither can there be any assurance that VitalBody will be able to successfully establish other joint venture arrangements with new joint venture partners. Moreover, the Internet is an unknown distribution channel, and its future is inherently unpredictable. Currently there are numerous e-commerce sites selling nutritional supplements over the Internet. Many of these sites are believed to have limited traffic. However, a number of these sites have well-developed customer bases, and offer substantially larger product lines than VitalBody.

Suppliers

     VitalBody has identified several manufacturers who will serve as the initial suppliers for the product to be sold in its joint venture with the NAAI. These suppliers have been selected for the price, quality and range of their product offerings. Should any one of these suppliers not be able to satisfy VitalBody's requirements, it is not anticipated to be difficult to find alternate manufacturers to supply products at competitive prices. However, there can be no assurance that VitalBody will be able to find alternate suppliers in the event its currently selected suppliers are unable to provide product at attractive prices, high quality and favorable delivery terms.

Employees

     As of July 31, 1999, CLIX had an aggregate of 22 full-time employees. Of such employees, one is an employee of CLIX and the remainder are employees of CLI.

Item 2. Management's Discussion and Analysis Or Plan Of Operation.

Forward Looking Statements

     Certain Statements contained in this Form 10-SB, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the regions in which the Company operates; industry capacity; demographic changes; existing governmental regulations; legislative proposals for health care reform; changes in Medicare and Medicaid payment levels; liability and other claims asserted against the Company; competition; the loss of any significant ability to attract and retain qualified personnel; the availability and terms of capital to fund acquisitions or the development of new business. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

Overview

     CLIXhealth.com, Inc. (formerly Cardiovascular Laboratories,

Inc.) has two subsidiaries, Cardiovascular Laboratories, Inc. of PA("CLI"), and CLIX Information Services, Inc. (doing business under the name of VitalBody). All of the revenue generated by CLIX during fiscal years 1997 and 1998 came from CLI. VitalBody did not commence operations until May 1999 and has not generated any meaningful revenues as of July 31, 1999. CLIX is not an operating entity, and does not generate operating revenues.

Results Of Operations

Years ended December 31, 1997 and December 31, 1998

     Revenues. Revenues were $3,404,460 for the year ended December 31, 1997 and $3,327,216 million for the year ended December 31, 1998. The slight decrease in revenues resulted from the loss of revenue from certain hospital contracts. In this regard, during 1998 and 1999, CLI lost four such contracts to a competitive organization formed by CLI's former Chief Executive Officer. The lost revenues amounted to approximately $2,000,000 on an annualized basis. However, the Company was able to open new locations and recoup approximately one-half of the lost revenue. Despite an increase in the number of studies performed in accordance with hospital contracts, fees received from certain hospitals were lower in 1998 than in 1997.

     Salaries, Payroll Taxes and Employee Benefits. Salaries, payroll taxes and employee benefits were $1,651,326 for the year ended December 31, 1997 and $1,587,527 for the year ended December 31, 1998. The reduction was due to a smaller workforce, primarily in administrative personnel.

     Equipment Leasing and Laboratory Costs. Equipment leasing and laboratory costs were $716,260 for the year ended December 31, 1997 and $902,030 for the year ended December 31, 1998. The increase in machine lease and laboratory costs was due to an expansion of the CLI hospital-based laboratory business during the last two months of 1997, which resulted in additional laboratory costs for ultrasound supplies, parts and service for the ultrasound equipment, and additional ultrasound machines.

     Consulting and Professional Fees. Consulting and professional fees costs were $534,620 for the year ended December 31, 1997 and $500,876 for the year ended December 31, 1998. The reduction in fees was due to the elimination of certain consulting arrangements during 1998.

     Administrative and Other Expenses. Administrative and other expenses were $354,637 for the year ended December 31, 1997 and $323,337 for the year ended December 31, 1998. The decrease was due to various measures taken by management during 1998 to manage the administration of the business more effectively than during 1997.

     Rent and Occupancy Costs. Rent and occupancy costs were $106,138 for the year ended December 31, 1997 and $135,980 for the year ended December 31, 1998. The increase was due to moving the corporate headquarters during 1998 while sub-letting the previous corporate headquarters space at a price that was less than the entire amount of the lease payment due.

     Depreciation. Depreciation expenses were $32,935 for the year ended December 31, 1997 and $23,028 for the year ended December 31, 1998. The decrease was due to the sale of depreciable assets.

     Interest. Interest expenses were $23,248 for the year ended December 31, 1997 and $35,379 for the year ended December 31, 1998. The increase was due to an increase in the amount of borrowing undertaken by CLI during 1998.

     Non Recurring Expenses. The $240,360 in nonrecurring expenses incurred during 1998 were due to the former Chief Executive Officer of CLI organizing a company to compete with CLI after he resigned from the Company in November 1997. This former executive induced the resignation of multiple technical and administrative personnel of CLI. In order to perform its obligations under the terms of certain of CLI's hospital contracts, CLI was required to pay remaining employees overtime and bonuses plus travel expenses to service the contracts, hire technical personnel on a temporary basis to service the contracts, recruit additional technical staff to service the contracts and pay the attendant legal and personnel-related expenses incurred during this process.

     Net Gain (Loss). During 1997, the Company lost $3,700 and during 1998 the Company lost $312,027. During 1997, the Company lost $14,704 from operations and during 1998 lost $180,941 from operations.

Three Months Ended March 31, 1998 and March 31, 1999

     Revenues. Revenues decreased by $253,282 in the first quarter of 1999 compared to the first quarter of 1998 due to the loss of hospital contracts. This decrease in revenues also resulted in a decrease in operating expenses in the effort to restore the Company to profitability.

     Salaries, Payroll Taxes and Benefits. Salaries and payroll decreased by $188,464 as a result of fewer personnel being employed at the Company by the end of the first quarter of 1999 compared to 1998. The reduction in personnel was a consequence of the loss of certain hospital contracts.

     Equipment Leasing and Laboratory Costs. Equipment leasing and laboratory costs decreased by $199,875 in the first quarter of 1999 compared to the first quarter of 1998 due to the loss of certain hospital contracts.

     Other Administrative Expenses. Other administrative expenses increased by $149,464 in the first quarter of 1999 compared to the first quarter of 1998 due to the extraordinary expenses related to the loss of certain hospital contracts.

     Rent and Occupancy Costs. Rent and occupancy costs increased by $6,153 in the first quarter of 1999 compared to the first quarter of 1998 due to moving the corporate headquarters while subletting the previous corporate headquarters space at a price that was less than the entire amount of the lease payment due.

     Interest. Interest expenses increased by $2,278 in the first quarter of 1999 compared to the first quarter of 1998 due to an increase in the amount of borrowing undertaken by CLI during the first quarter of 1999.

     Net Gain (Loss). The Company lost $6,359 during the first quarter of 1999 compared to a gain of $16,481 during the first quarter of 1998. This loss was due to the winding down of certain operations due to the loss of certain hospital contracts.

Three Months Ended June 30, 1998 and June 30, 1999

     Revenues. Revenues decreased by $216,288 in the second quarter of 1999 as compared to the second quarter of 1998 due to the loss of hospital contracts.

     Salaries, Payroll Taxes and Benefits. Salaries and payroll decreased by $74,203 as a result of fewer personnel being employed at the in the second quarter of 1999 as compared to the second quarter of 1998. The reduction in personnel was a continued consequence of the loss of certain hospital contracts.

     Equipment Leasing and Laboratory Costs. Equipment leasing and laboratory costs decreased by $36,304 in the second quarter of 1999 as compared to the second quarter of 1998 due to the loss of certain hospital contracts.

     Other Administrative Expenses. Other administrative expenses decreased by $79,890, in the second quarter of 1999 as compared to the second quarter of 1998 due to the decrease in expenses associated with the loss of certain hospital contracts.

     Interest. Interest expenses increased by $13,964 in the second quarter of 1999 as compared to the second quarter of 1998 due to an increase in the amount of borrowing undertaken by CLI during the second quarter of 1999.

     Net Gain (Loss). The Company earned $14,853 in the second quarter of 1999 as compared to $57 during the second quarter of 1998.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on the results of operations, financial position or cash flows.

Liquidity and Capital Resources.

     During the 1998 calendar year, net cash of $274,410 was used by operating activities, primarily due to the net loss of $312,027. The net cash provided by financing activities of $244,182 was principally due to the proceeds from promissory notes and issuance of long term debt. As of December 31, 1998, the Company had negative working capital of $47,928.

     For the six month period ended June 30, 1999, cash of $76,715 was generated by operating activities, primarily due to the decrease in accounts receivable. On June 30, 1999, the Company had working capital of $128,371. The increase in working capital is attributable in part to the extension of the maturity date of outstanding short-term debt.

     On May 21, 1999, the Company received a Notice of Default from ATL Financial Services, Inc., one of its equipment leasing companies. This default was related to the loss of several hospital contracts to a competitive company formed by the former Chief Executive Officer of CLI. Prior to the default being declared, CLI claimed that the leasing company had interfered with certain of the lost hospital contracts and actively assisted CLI's competitor to cause these contracts to be breached. CLI further claimed that the leasing company had extended the equipment leases in question based, in part, on the very hospital contracts that had been interfered with. On July 29, 1999, the matter was settled by the return of certain leased equipment to the leasing company and the purchase of certain leased equipment by CLI from the leasing company.

     Concurrent with the settlement and release with the equipment leasing company, CLI entered into a 38 month term loan agreement with DVI Financial Services ("DVI") in the amount of $440,000 for the purchase of three ultrasound systems and related peripheral equipment from ATL Financial Services pursuant to the settlement agreement.

     On June 30, 1999, CLI entered into a Loan and Security Agreement with DVI for a revolving line of credit up to a maximum of $1,000,000 collateralized by the accounts receivable and related assets of CLI. Under the terms of the agreement, 80% of the calculated collectable receivables under 120 days old are eligible to be borrowed. The term of the agreement is two years, with annual renewal thereafter. The interest rate is the prime rate plus 2.25% per annum, plus additional expenses related to maintaining the line of credit. Initial proceeds from this line of credit were used to pay off the outstanding obligation under the terms of CLI's commercial line of credit with Prime Bank. As of June 30, 1999, the total amount outstanding under the DVI line of credit was approximately $254,000. The line of credit is guaranteed by CLIX.

     In June 1999, the holders of $125,000 of promissory notes originally due in March 1999, agreed to extend the maturity date thereof until July 1, 2002. As part of the extension, the interest rate was increased from 7% to 11% per annum. The holders of the notes have also subordinated the notes to the debt financing provided by DVI.

     Management believes that the Company's cash and capital resources, together with cash flow from operations, will be sufficient to finance current and forecasted operations including its capital spending and expansion plans. The Company is, however, actively seeking additional equity financing. No assurance can be given that such financing efforts will be successful.

Item 3. Description of Property.

     The Company's Wayne executive offices consist of approximately 1,900 square feet. The lease agreement expires in April 2000. The lease provides for a base rental of approximately $2,400 per month. During April 1998, the Company moved from its prior executive offices located in Doylestown, Pennsylvania to its current Wayne office. The prior location is currently subleased by the Company for $2,200 per month which is less than the base monthly rental due of $2,500. The Doylestown lease expires in April 2000.

Item 4. Security Ownership Of Certain Beneficial Owners And Management

     The following table sets forth information concerning the beneficial ownership of CLIX's Common Stock as of July 31, 1999, by each person known to CLIX to be the beneficial owner of five percent or more of its outstanding Common Stock, by each Director and executive officer of CLIX, and all Directors and executive officers as a group.

                                     Amount
Name and Address of                  Beneficially           Beneficially
Beneficial Owner                     Owned                  Owned Percentage(1)
----------------                     ------------           -------------------


Timothy W. Cunningham
999 Old Eagle School Rd.
Wayne, PA 19087                      2,546,837(2)           28.1%


Nathan Drage, Trustee
4505 South Union Park Center
Suite 600
Salt Lake City, UT  84047            1,500,000              16.5%


John R. Drexel, IV
300 Park Avenue
Suite 1700
NY, NY 10022                           700,000(3)            7.7%

Francis X. Dillon
54 Canal Run West
Washington Crossing, PA 18977          540,238               6.0%

Paul A. Toomey
999 Old Eagle School Rd.
Wayne, PA 19087                        428,760               4.7%


James Wiley
999 Old Eagle School Rd.
Wayne, PA 19087                        100,000(4)            1.1%

All Directors and Officers
As a Group (4 persons)               3,775,597              41.6%

----------------
(1) Based upon the 7,799,793 shares of Common Stock issued and outstanding as of July 31, 1999, as well as the following shares, all as required by Rule 13d-3 promulgated under the Securities Exchange Act of 1934: (i) shares owned by a spouse, minor child or by relatives sharing the same home; (ii) shares owned by entities owned or controlled by the named person; and (iii) shares the named person has the right to acquire within 60 days by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the same person. In accordance with the foregoing, for purposes of this table, CLIX had 9,069,793 shares issued and outstanding as of July 31, 1999, consisting of the shares of Common Stock actually issued and outstanding as well as the 1,270,000 shares of Common Stock issuable upon exercise of vested options (or options which become vested within 60-days of July 31, 1999).

(2)  Includes 2,546,837 shares owned by Mr. Cunningham's wife, Ann B.
     Cunningham.

(3)  Includes 700,000 shares issuable upon exercise of stock options.

(4)  Includes 100,000 shares issuable upon exercise of stock options.


ITEM 5. Directors, Executive Officers, Promoters and Control Persons.

     The executive officers and Directors of the Company are as follows:


       Name                        Age             Position
       ----                        ---             --------

Timothy W. Cunningham               46     Chairman of the Board of
(1)(2)                                     Directors

Paul A. Toomey                      43     Director, President and Chief
                                           Executive Officer

John R. Drexel, IV                  54     Director
(1)(2)

James A. Wiley                      50     Vice President and Chief
                                           Financial Officer


-------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     Each Director holds office until the next annual meeting of shareholders and until his successor has been elected and qualified. The following is a summary of the business experience of each executive officer and Director.

     Timothy W. Cunningham has been Chairman of CLIX since the acquisition of CLI in April 1998. Prior to the acquisition event, he was Chairman of CLI. Mr. Cunningham has served as President of Springhouse Associates, Inc., a consulting firm, from 1989 to the present, and as President of Benson White & Company, an asset management firm, from 1984 through April 1998. From 1984 through 1988, Mr. Cunningham was Vice President of Keystone Venture Capital, a venture capital organization headquartered in Philadelphia. From 1976 through 1983 he worked in various management capacities with Bucyrus-Erie Co., a manufacturer of mining machinery. Mr. Cunningham is the co-author of two books on investing. He earned a Master of International Management from the American Graduate School of International Management (with honors), and a B.A. from Williams College (magna cum laude, with highest honors).

     Paul A Toomey has served as a Director since the acquisition of CLI in April 1998. Prior to the acquisition, he was President of CLI commencing in November 1997. From 1993 to November 1997, he was employed in a variety of managerial capacities at CLI, including Vice President of Sales and Marketing. He was Director of

Physician Services at the Valley Medical Center in San Diego from 1991 to 1993. He served as the Director of Marketing for Diagnostic Imaging Services and American Medical Imaging Corp from 1987 to 1991. Mr. Toomey earned a Master of Health Science; Finance & Management from Johns Hopkins University and a BA from the University of Pennsylvania. He is a member of the American College of Health Care Executives and the Society of Vascular Technology.

     John R. Drexel, IV, became a member of the Board of Directors in November 1998. Mr. Drexel is President of Drexel Associates, Inc., a diversified financial services firm. From 1995 to 1999, he was Managing Director of Trainer Wortham & Company, Inc., a registered investment advisor. From 1988 to 1995 he was President of Concord International Investments. From 1975 to 1988, he was employed by Kidder, Peabody & Company in various management capacities, including Managing Director of Kidder Peabody & Company and President and Chief Executive of Kidder Peabody International Investments. He is on the Advisory Board of The Venture Capital Fund of America, Inc. He serves as a Director of the Woods Hole Oceanographic Institute and is a Trustee of Drexel University.

     James A. Wiley began working for CLI in 1992 in the capacity of Chief Financial Officer. He left CLI in 1995 and worked for J.M. Patton Associates, an insurance brokerage. In 1998, he rejoined CLI and CLIX as its Chief Financial Officer. From 1987 to 1992, he was the Manager of Sales for American Medical Imaging Corporation. Previously, from 1985 to 1987 he was employed by Council for Labor and Industry, a Philadelphia-based government sponsored economic development Company. From 1972 to 1985 he was employed as an auditor for the U.S. General Accounting Office. He is a Certified Public Accountant and received his BS in accounting from LaSalle University and his MBA from Temple University.

Directors' Fees

     CLIX does not pay directors' fees. Rather, the Compensation Committee of the Board of Directors is authorized to grant, and has granted non-qualified stock options to certain members of the Board of Directors.

Item 6. Executive Compensation.

     The following table sets forth the amount of all compensation paid or accrued by the Company during the calendar year ended December 31, 1998, to the individual acting in the capacity of

Chief Executive Officer. No other individual who was serving as an executive officer at the end of the 1998 calendar year received salary and bonus in excess of $100,000 in such year.

Name and Position           Year      Salary       Other      Total Compensation
-----------------           ----      ------       -----      ------------------

Paul A. Toomey
Chief Executive Officer
and President               1998      $120,00       $0              $120,000


Employment Agreements

     The Company does not have employment agreements with any of its executive officers.

Item 7.  Certain Relationships And Related Transactions.

     In January 1998, the Company and Springhouse Associates, Inc. ("Springhouse") entered into a Consulting Services Agreement pursuant to which Springhouse is to provide corporate advisory services to the Company. The Agreement has a term of five years and is non-cancelable. Under the agreement, Springhouse receives the amount of $54,500 per year. The agreement does not obligate Springhouse to spend any specific amount of time providing services to CLIX. Springhouse is wholly-owned by Timothy W. Cunningham, Chairman of the Board of CLIX.

Item  8. Description Of Securities.

     The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 ("Common Stock"). As of July 31, 1999, there were 7,799,793 shares of Common Stock issued and outstanding. As of such date, there were also issued and outstanding options to acquire 1,660,000 shares of Common Stock at exercise prices ranging from $.01 to $2.00 per share.

Common Stock

     The holder of each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders of the Company, including the election of directors. There is no cumulative voting for directors. The holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for payment of dividends. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution. The holders of the Common Stock do not have any preemptive rights to subscribe for or purchase shares, obligations, or other securities of the Company.

PART II

Item 1. Market for Common Equity and Other Stockholder Matters.

     The Common Stock of the Company is quoted on the OTC Electronic Bulletin Board under the symbol "CLIX." Prior to the acquisition of CLI, trading in the Company's stock was nominal, as the Company had been inactive since 1992. Commencing June 1, 1998, the Common Stock began trading more actively. As of the date hereof, however, there is no established trading market for the Common Stock.

     The following table sets forth, for the periods indicated, the range of high and low bid prices of the Common Stock as reported on the OTC Electronic Bulletin Board for each calendar quarter commencing June 1, 1998:

Quarter
Ended         9-30-98         12-31-98          3-31-99          6-30-99
-----         -------         --------          -------          -------
High           $0.94            $0.63            $1.19            $0.44
Low            $0.18            $0.12            $0.22            $0.19

Such quotations reflect inter-dealer prices, without mark-up, mark down or commissions and may not represent actual transactions.

     On September 2, 1999, the closing bid price of the Common Stock as reported on the OTC Electronic Bulletin Board was $.16 per share.

     The Company's transfer agent is Standard Registrar And Transfer, 12528 South 1840 East, Draper, Utah 84020.

     As of July 31, 1999, CLIX had 429 holders of record of its Common Stock.

     CLIX has never paid any dividends on its Common Stock and does not anticipate paying any cash dividends for the foreseeable future. The current loan agreement with the Company's secured lender prohibits the payment of dividends on the Common Stock without the prior written consent of such lender.

1998 Stock Option Plan

     CLIX has established a stock option plan entitled the 1998 CLI Stock Option Plan (the "Plan"). Under the terms of the Plan, the Company's Board of Directors, at its sole discretion, may grant either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options. All persons employed by the Company or retained as independent contractors are eligible for the award of stock options. The aggregate maximum number of shares available under the Plan is 1,750,000. As of July 31, 1999, there were a total of 260,000 options outstanding under the Plan at an exercise price of $0.10 per share, with 170,000 of such options being fully vested as of July 31, 1999. All of such options are non-qualified stock options and expire on December 31, 2009.

     The Company has also issued to certain Directors, employees, and consultants, options to purchase an aggregate of 1,400,000 shares of Common Stock. Of such options, 725,000 expire in May 2002, 50,000 expire in June 2002, 500,000 expire in July 2002, and 125,000 expire in April 2003. Of such options, 700,000 are exercisable at $.01 per share, and 700,000 are exercisable at $2.00 per share. As of July 31, 1999, an aggregate of 1,100,000 of such options are vested. All of the foregoing options are non-qualified stock options and not part of a qualified stock option plan and do not constitute incentive stock options as such term is defined under Section 422 of the Internal Revenue Code, as amended, and are not part of an employee stock purchase plan as described in
Section 423 thereunder.

     As part of the issuance of 50,000 shares of Common Stock to a financial advisor in December 1998, the Company granted to such financial advisor certain registration rights under the Act in connection with such shares.

Item 2.  Legal Proceedings.

     In May 1998, the Company commenced an action entitled Cardiovascular Laboratories, Inc. of New Jersey and Cardiovascular Laboratories, Inc. of Pennsylvania vs. Robert T. Kane, Phoenix Cardiovascular, Inc., Warren Hospital, and Albert Estrada, M.D.; Superior Court of New Jersey, Warren County (Docket No. WRN-L-428-98).

     This litigation arises out of Warren Hospital's breach of the agreement between CLI and Warren Hospital pursuant to which CLI would provide vascular diagnostic services at Warren Hospital. The Complaint also alleges that Phoenix Cardiovascular, Inc. ("Phoenix") and it founder and principal, Robert T. Kane ("Kane"), tortiously interfered with and civilly conspired to induce Warren Hospital to breach the agreement. Kane is the former Chief Executive Officer and President of CLI. Between the filing of this action and December 1998, Warren Hospital continued to honor the terms of the agreement. In December 1998, Warren Hospital notified the Company that it would no longer use the services of CLI and commenced using the services of Phoenix. CLI initially filed a request for a preliminary injunction seeking to enjoin any further interference with the Company's contract. The request was denied. CLI seeks judgement against the defendants, jointly and severally, for compensatory damages in excess of $500,000 as well as punitive damages, interest, attorneys' fees and costs.

     The Company is a defendant in an action entitled Devendra K. Amin, M.D. vs. Warren Hospital, Cardiovascular Laboratories, Inc. of Pennsylvania, and Robert
T. Kane; Superior Court of New Jersey, Warren County (Docket No. WRN-L-172-95).

     This litigation was filed in late May 1995 by a cardiologist at Warren Hospital who sought but was not granted the privilege of interpreting vascular studies at Warren Hospital's vascular laboratory, which was then managed by the Company. Plaintiff brought claims against Warren Hospital, CLI, and its then President, Robert T. Kane, and other persons. Plaintiff's claims against Warren Hospital are for breach of contract, breach of implied duty of good faith and fair dealing, and specific performance. Plaintiff's claims against the other defendants, including CLI, are for intentional interference with prospective economic advantage, conspiracy, and violation of state and federal antitrust laws. Plaintiff seeks compensatory and punitive damages, attorney's fee, and costs, as well as treble damages in the antitrust counts. Each of the defendants has filed cross claims for contribution and indemnification against the other unrelated defendants. From the outset of the litigation, CLI provided counsel to Kane, its former Chief Executive Officer, but in 1998, CLI advised him that it would no longer do so and would not indemnify him in connection with plaintiff's claims in this action. Kane has asserted cross claims for contribution and indemnification against CLI. The case is presently in discovery and it is anticipated that trial will be scheduled during the Fall of 1999.

Item 3. Changes In And Disagreements With Accountants.

     None.

Item  4. Recent Sale of Unregistered Securities.

     In February 1998, the Company issued 30,000 shares of Common Stock in exchange for the conversion of an existing $30,000 promissory note into equity and the payment of $5,000 cash. All of such shares of Common Stock constituted restricted securities as defined in Rule 144 under the Act and were issued pursuant to the exemption from registration set forth in Section 4(2) of the Act.

     In March 1998, CLIX issued an aggregate of 3,515,835 shares of Common Stock in exchange for all of the securities of CLI. Such shares were issued as follows: 2,546,837 to Timothy Cunningham; 540,238 to Francis X. Dillon; and 428,760 to Paul A. Toomey. All of such shares of Common Stock constituted restricted securities as defined in Rule 144 under the Act and were issued pursuant to the exemption from registration set forth in Section 4(2) of the Act.

     In March 1998, the Company issued 1,500,000 shares of Common Stock for $.001 per share into an escrow trust controlled by Timothy Cunningham which shares were subsequently transferred to a special purpose trust, Nathan Drage, Trustee. All of such shares of Common Stock constituted restricted securities as defined in Rule 144 under the Act and were issued pursuant to the exemption from registration set forth in Section 4(2) of the Act.

     In April 1998, the Company sold an aggregate of 2,250,000 shares of Common Stock to three individuals for an aggregate of $22,500. The shares were sold pursuant to the exemption from registration set forth in Rule 504 promulgated under the Act.

     During April 1998, the Company issued to certain employees and consultants options to acquire up to 160,000 of Common Stock. The options are exercisable at any time through December 2009 at $.10 per share. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated under the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In April 1998, the Company issued to a consultant fully vested options to acquire up to 125,000 shares of Common Stock. The options are exercisable at $.10 per share and expire in April 2003. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In May 1998, the Company issued to a consultant options to acquire up to 500,000 share of Common Stock. As of the date hereof, 200,000 options are vested and 100,000 options become vested in May 2000, and 200,000 options become vested in May 2001. The options are exercisable at $2.00 per share and expire in May 2002. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated under the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In June 1998, the Company issued to certain consultants fully vested options to purchase an aggregate of up to 75,000 shares of Common Stock. The options are exercisable at $.01 per share and expire in June 2002. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated under the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In August 1998, the Company issued to John R. Drexel, IV, a Director, fully vested options to purchase up to 500,000 shares of Common Stock at $.01 per share. The options expire in July 2002. In June 1998, the Company granted to Mr. Drexel options to purchase up to 200,000 shares of Common Stock at $2.00 per share. The options expire in May 2002. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated under the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In May 1998, the holder of options to purchase 250,000 shares exercised such options at the option price of $.01 per share for an aggregate purchase price of $2,500. All of such shares of Common Stock constituted restricted securities as defined in Rule 144 under the Act and were issued pursuant to the exemption from registration set forth in Section 4(2) of the Act.

     In May 1998, the Company issued an aggregate of 134,000 shares of Common Stock at $.01 per share, or an aggregate of $1,340, to certain management consultants in exchange for services rendered. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated under the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In August 1998, the Company granted to James J. Wiley, Vice President and Chief Financial Officer of the Company, options to acquire up to 100,000 shares of Common Stock. As of the date hereof, 75,000 options are vested and 25,000 options become vested in August 2000. The options are exercisable at $.10 per share and expire in December 2009. The options and the Common Stock issuable thereunder constitute restricted securities as such term is defined under Rule 144 promulgated under the Act and were issued pursuant to the exemption from registration provided in Rule 701 promulgated under the Act.

     In December 1998, the Company issued an aggregate of 50,000 shares of Common Stock to a financial advisor for services to be rendered to the Company. All of such shares of Common Stock constituted restricted securities as defined in Rule 144 under the Act and were issued pursuant to the exemption from registration set forth in Section 4(2) of the Act.

Item  5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation provide that the Board of Directors may from time to time provide in the By-laws or by resolution such indemnification of officers and directors as the Board deems appropriate to the fullest extent permitted by the laws of the State of Nevada. Nevada law, under which CLIX is incorporated, allows a corporation to indemnify its directors and officers if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Pursuant to authorization of the Board of Directors in 1998, the Company entered into separate indemnification agreements with each of Timothy W. Cunningham, John R. Drexel, IV, and Paul A. Toomey. The agreements provide that CLIX shall indemnify such persons and hold them harmless from and against, and shall reimburse him for, any and all demands, claims, losses, damages, costs and expenses whatsoever, including without limitation, reasonable attorney's fees, which may be incurred by such person by reason of his faithful discharge of his fiduciary obligations as an officer of or director of CLIX. The agreement also provides that such person shall not be personally liable for monetary damages for any action taken or any failure to act unless the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness and such person had breached or failed to perform the duties of his or her office. The agreement provides that the foregoing shall not apply to the responsibility or liability of such person pursuant to any criminal statute, or the liability of such person for the payment of taxes pursuant to local, state or federal law.

PART F/S    FINANCIAL STATEMENTS

Index to Financial Statements

Audited:

Independent Auditors' Report                                              F - 1

Consolidated Balance Sheets as of
December 31, 1997 and December 31, 1998                                   F - 2

Consolidated Statement of Operations for
the years ended December 31, 1997 and
December 31, 1998                                                         F - 3

Consolidated Statement of Stockholders'
Equity for the years ended December 31,
1997 and December 31, 1998                                                F - 4

Consolidated Statement of Cash Flows for
the years ended December 31, 1997 and
December 31, 1998                                                         F - 5

Notes to the Consolidated Financial
Statements                                                                F - 6

Unaudited:

Consolidated Balance Sheets as of
December 31, 1998 and June 30, 1999                                       F - 16

Consolidated Income Statements for
the three months ended March 31, 1998
and March 31, 1999 and three months ended
June 30, 1998 and June 30, 1999                                           F - 17

Consolidated Statement of Stockholders' Equity for
the period December 31, 1998 to June 30, 1999                             F - 18

Consolidated Statement of Cash Flows for
the six months ended June 30, 1998 and June 30, 1999                      F - 19

Notes to Consolidated Financial Statements
for the period ended June 30, 1999                                        F - 20

PART  III

Index to Exhibits.

Exhibit
Number                                 Description
-------------------------------------------------------------------------------

3.1 Articles of Incorporation of Interstate Gold and Gas, Inc., filed in the State of Nevada on March 31, 1998.

3.1.1 First Amendment to Articles of Incorporation of Interstate Gold and Gas, Inc., filed on May 29, 1998.

3.1.2             Second Amendment to Articles of Incorporation of CLI dated
                  April 15, 1999.

3.2               Bylaws of CLI.

4.1 Promissory Note between CLI and Anchor Investment Partnership Ltd. dated March 30, 1998.

4.1.1 Amendment #1 dated June 28, 1999, to Promissory Note between CLI and Anchor Investment Partnership Ltd.

4.2 Promissory Note between CLI and James W. Porter, Jr., dated March 30, 1998.

4.2.1 Amendment #1 dated June 28, 1999, to Promissory Note between CLI and James W. Porter, Jr.

4.3               Promissory Note between CLI and F. Stanton Moyer dated
                  March 30, 1998.

4.3.1 Amendment #1 dated June 10, 1999, to Promissory Note between CLI and F. Stanton Moyer.

4.4 Loan and Security Agreement between CLI and DVI Business Credit Corporation dated June 30, 1999.

4.5 Loan and Security Agreement between CLI and DVI Financial Services Inc. dated July 14, 1999.

10.1              Corporate Indemnification Agreement between CLI and

                  Timothy W. Cunningham dated May 15, 1998.

10.1.1            Corporate Indemnification Agreement between CLI and Paul A.
                  Toomey dated May 15, 1998.

10.1.2            Corporate Indemnification Agreement between CLI and John R.
                  Drexel, IV, dated November 2, 1998.

10.2              John R. Drexel, IV, Common Stock Options dated as of June
                  1, 1998.

10.2.1            John R. Drexel, IV, Common Stock Options dated as of August 1,
                  1998.

10.3              James J. Wiley Common Stock Options dated August 5, 1998.

10.4              CLI Stock Option Plan dated April 17, 1998.

10.5 Agreement between CLI and Brennan Dyer & Company, LLC, dated May 6, 1998.

10.5.1 Amendment dated December 15, 1998, to Agreement between CLI and Brennan Dyer & Company, LLC.

10.6 Consulting Services Agreement between CLI and Springhouse Associates, Inc. dated January 4, 1998.

10.7 Settlement and Release Agreement between CLI and ATL Financial Services, Inc. dated July 29, 1999.

21 The Company is a holding company with two wholly-owned subsidiaries, Cardiovascular Laboratories, Inc. of PA, a Pennsylvania corporation, and CLIX Information Systems, Inc., a Pennsylvania corporation.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CLIXHEALTH.COM, INC.

Date: October 6, 1999                             By: /s/ Timothy W. Cunningham
                                                      --------------------------
                                                      Timothy W. Cunningham,
                                                        Chairman

[Parente, Randolf, Orlando, Carey & Associates LOGO]



                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Cardiovascular Laboratories, Inc. and Subsidiaries
Wayne, Pennsylvania:

     We have audited the accompanying consolidated balance sheet of Cardiovascular Laboratories, Inc. and subsidiaries (collectively, the "Company") as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Cardiovascular Laboratories, Inc. and subsidiaries as of December 31, 1997, were audited by other auditors whose report dated May 13, 1998, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardiovascular Laboratories, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Parente, Randolf, Orlando, Carey & Associates, LLC
    --------------------------------------------------
    Parente, Randolf, Orlando, Carey & Associates, LLC



Philadelphia, Pennsylvania
March 2, 1999

                                     - F-1 -

               CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                    1998            1997
                                                                 ---------       ---------
                                     ASSETS

CURRENT ASSETS:
     Cash                                                        $  17,642       $  48,433
     Accounts receivable, net of allowance for doubtful
         accounts of $32,390 in 1998                               653,542         738,056
     Prepaid expenses                                                7,982           4,401
                                                                 ---------       ---------

                Total current assets                               679,166         790,890

FURNITURE, EQUIPMENT AND VEHICLES, Net                              51,781          71,931
DEFERRED INCOME TAXES                                              126,562          36,884
OTHER ASSETS                                                         2,560          34,725
                                                                 ---------       ---------

                               TOTAL                             $ 860,069       $ 934,430
                                                                 =========       =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Note payable, demand                                        $ 244,724       $ 251,523
     Promissory notes payable                                      125,000              --
     Current portion of long-term debt                              53,948          23,598
     Accounts payable and accrued expenses                         175,973         165,251
     Deferred income taxes                                         127,449         144,687
                                                                 ---------       ---------

             Total current liabilities                             727,094         585,059

LONG-TERM DEBT                                                     100,527          38,705
                                                                 ---------       ---------

                    Total liabilities                              827,621         623,764
                                                                 ---------       ---------

STOCKHOLDERS' EQUITY:
     Common stock, par value $0.001; 50,000,000 shares
         authorized; 7,499,781 and 34,972,899 shares issued
         and outstanding in 1998 and 1997                            7,500          34,973
     Additional paid-in capital                                     91,282              --
     Less promissory note receivable                               (30,000)             --
     Deficit                                                       (36,334)        275,693
                                                                 ---------       ---------

                    Total stockholders' equity                      32,448         310,666
                                                                 ---------       ---------

                               TOTAL                             $ 860,069       $ 934,430
                                                                 =========       =========

--------------------------------------------------------------------------------
                 See Notes to Consolidated Financial Statements

                                     - F-2 -

               CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                  1998              1997
                                                              -----------       -----------
REVENUES,
     Net patient service revenues                             $ 3,327,216       $ 3,404,460
                                                              -----------       -----------

OPERATING EXPENSES:
     Salaries, payroll taxes and employee benefits              1,587,527         1,651,326
     Equipment leasing and laboratory costs                       902,030           716,260
     Consulting and professional fees                             500,876           534,620
     Administrative and other                                     323,337           354,637
     Rent and occupancy costs                                     135,980           106,138
     Depreciation                                                  23,028            32,935
     Interest                                                      35,379            23,248
                                                              -----------       -----------

             Total operating expenses                           3,508,157         3,419,164
                                                              -----------       -----------

LOSS FROM OPERATIONS                                             (180,941)          (14,704)
                                                              -----------       -----------

OTHER (EXPENSE) INCOME:
     Non-recurring expenses related to multiple employee
         resignations caused by a former executive               (240,360)             --
     Gain on sale of vehicles                                       2,315             7,580
     Interest income                                                   43               737
                                                              -----------       -----------

             Other (expense) income, net                         (238,002)            8,317
                                                              -----------       -----------

LOSS BEFORE INCOME TAX BENEFIT                                   (418,943)           (6,387)

INCOME TAX BENEFIT                                                106,916             2,687
                                                              -----------       -----------

NET LOSS                                                      $  (312,027)      $    (3,700)
                                                              ===========       ===========

--------------------------------------------------------------------------------
                 See Notes to Consolidated Financial Statements

                                     - F-3 -

               CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                    COMMON STOCK       ADDITIONAL PROMISSORY   RETAINED
                                             -----------------------     PAID-IN     NOTE      EARNINGS
                                                SHARES        AMOUNT     CAPITAL  RECEIVABLE   (DEFICIT)       TOTAL
                                             -----------    --------   ---------- ----------   ---------    ---------
BALANCES, JANUARY 1, 1997                     34,972,899    $ 34,973    $     --   $     --    $ 279,393    $ 314,366

Net loss for 1997                                     --          --          --         --       (3,700)      (3,700)
                                              ----------    --------    --------   --------    ---------    ---------

BALANCES, DECEMBER 31, 1997                   34,972,899      34,973          --         --      275,693      310,666

Common stock issued for cash and
     promissory note receivable               15,000,000      15,000      20,000    (30,000)          --        5,000

Reverse stock split, 1 share for every
     500 shares held                         (49,872,953)    (49,873)     49,873         --           --           --
                                             -----------    --------    --------   --------    ---------    ---------

BALANCES BEFORE REVERSE
     MERGER ACQUISITION AND
     REORGANIZATION                               99,946         100      69,873    (30,000)     275,693      315,666

Common stock issued to CLI-PA
     stockholders to effect the reverse
     merger acquisition and reorganization     2,546,837       2,547         (47)        --           --        2,500

Common stock issued against options              968,998         969          --         --           --          969

Common stock issued into escrow
     trust                                     1,500,000       1,500          --         --           --        1,500

Common stock issued in Rule 504
     public offering                           2,250,000       2,250      20,250         --           --       22,500

Common stock issued for services
     rendered                                    134,000         134       1,206         --           --        1,340

Net loss for 1998                                     --          --          --         --     (312,027)    (312,027)
                                             -----------    --------    --------   --------    ---------    ---------

BALANCES, DECEMBER 31, 1998                    7,499,781    $  7,500    $ 91,282   $(30,000)   $ (36,334)   $  32,448
                                             ===========    ========    ========   ========    =========    =========

--------------------------------------------------------------------------------
                 See Notes to Consolidated Financial Statements

                                     - F-4 -

               CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                      1998           1997
                                                                   ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                      $(312,027)      $  (3,700)
     Adjustments to reconcile net loss to cash used in
         operating activities:
             Depreciation                                             23,028          32,935
             Deferred income taxes                                  (106,916)         (2,687)
             Gain on sale of vehicles                                 (2,315)         (7,580)
             Changes in assets and liabilities:
                Accounts receivable                                   84,514         (68,426)
                Prepaid expenses                                      (3,581)         (4,401)
                Other assets                                          32,165         (27,500)
                Accounts payable and accrued expenses                 10,722          59,774
                                                                   ---------       ---------

                    Net cash used in operating activities           (274,410)        (21,585)
                                                                   ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES,
     Purchases of furniture, equipment and vehicles                  (17,943)        (43,076)
     Proceeds from sale of vehicles                                   17,380          17,500
                                                                   ---------       ---------

                    Net cash used in investing activities               (563)        (25,576)
                                                                   ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     (Decrease) increase in note payable, demand                      (6,799)         94,140
     Proceeds from promissory notes payable                          125,000              --
     Proceeds from issuance of long-term debt                        147,121          24,760
     Repayment of long-term debt                                     (54,949)        (47,894)
     Issuance of common stock                                         33,809              --
                                                                   ---------       ---------

                    Net cash provided by financing activities        244,182          71,006
                                                                   ---------       ---------

(DECREASE) INCREASE IN CASH                                          (30,791)         23,845

CASH, BEGINNING                                                       48,433          24,588
                                                                   ---------       ---------

CASH, ENDING                                                       $  17,642       $  48,433
                                                                   =========       =========

SUPPLEMENTAL CASH FLOW INFORMATION,
     Cash paid during the year for interest                        $  28,816       $  21,797
                                                                   =========       =========

SUPPLEMENTAL SCHEDULE OF NONCASH
     FINANCING ACTIVITY,
         Issuance of promissory note receivable                    $  30,000       $      --
                                                                   =========       =========

--------------------------------------------------------------------------------
                 See Notes to Consolidated Financial Statements

                                     - F-5 -

               CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1. ORGANIZATION AND NATURE OF OPERATIONS

     Cardiovascular Laboratories, Inc. is a for-profit, Nevada holding company located in Wayne, Pennsylvania.

     The subsidiaries of Cardiovascular Laboratories, Inc. and their primary activities are as follows:

          Cardiovascular Laboratories, Inc. of Pennsylvania: Cardiovascular Laboratories, Inc. of Pennsylvania ("CLI-PA") is a wholly-owned, for-profit business corporation and subsidiary of Cardiovascular Laboratories, Inc. CLI-PA owns and operates independent vascular laboratories in hospitals and private clinics.

          CLIX: CLIX is a wholly-owned, for-profit business corporation and subsidiary of Cardiovascular Laboratories, Inc. CLIX was established to provide billing services; however, there was no substantial activity through December 31, 1998.

     Cardiovascular Laboratories, Inc. (formerly, Interstate Gold and Gas, Inc.) ("IG&G") was incorporated in the state of Utah on August 8, 1983. IG&G has been in the development stage since inception and has been engaged in the business of developing mining properties. During 1992, IG&G lost its remaining mining claims and since that date has been inactive.

     On March 9, 1998, a special shareholders meeting was held at which a resolution was approved to effectuate a reverse split of IG&G's common stock whereby all shareholders of record as of February 27, 1998 would receive one share of IG&G's common stock for each 500 shares owed. Also on this date, IG&G reincorporated as a Nevada corporation and changed its name to Cardiovascular Laboratories, Inc. ("CLI").

     Pursuant to an Acquisition Agreement dated March 26, 1998, CLI acquired all of the outstanding stock of CLI-PA by exchanging 2,546,837 unregistered shares of CLI for 1,000,000 shares of CLI-PA, exchanging 968,998 unregistered shares of CLI for two option agreements to purchase substantially similar option agreements of CLI-PA, and issuing 1,500,000 unregistered shares of CLI into an escrow trust. Additionally, CLI completed a public offering on April 30, 1998 under Regulation D of Rule 504 of the Securities and Exchange Commission for a total of 2,250,000 registered shares of CLI's common stock for total consideration of $22,500.

                                    - F-6 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of Cardiovascular Laboratories, Inc. and its subsidiaries, CLI-PA and CLIX (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

     USE OF ESTIMATES

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NET PATIENT SERVICE REVENUES AND RECEIVABLES

          Net patient service revenues and receivables are derived from hospitals and patients who reside primarily in the Company's regional geographical region (i.e., states of Pennsylvania, New Jersey and New
          York) and are reported at the estimated net realizable amounts from hospitals, patients, third party payors, and others for services rendered.

          Significant concentrations of revenues and accounts receivable, net include various hospitals and Medicare.

     FURNITURE, EQUIPMENT, AND VEHICLES

          Furniture, equipment and vehicles are recorded at cost. Depreciation, including amortization of capital lease obligations, is computed using the straight-line method based on the estimated useful life of each classification of depreciable asset.

     INCOME TAXES

          Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes to the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                                    - F-7 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     RECLASSIFICATIONS

          Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 reporting format.


3. BASIS OF PRESENTATION AND CERTAIN
     SIGNIFICANT RISKS AND UNCERTAINTIES

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     The Company had a loss from operations of $180,941 in 1998 and $14,704 in 1997 and a working capital deficiency of $47,928 at December 31, 1998. Additionally, the Company's operations were financed from proceeds of short-term promissory notes payable and long-term debt.

     These factors, among others, indicate that the Company's ability to continue in existence is dependent upon its ability to achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and amounts that might be necessary should the Company be unable to continue in existence.

     Management's plans in connection with these matters are to continue to refine its operations, eliminate unprofitable contracts, expand sources of revenues, control operating expenses, refinance the note payable, demand and long-term lease agreements.


4. NET PATIENT SERVICE REVENUES AND RECEIVABLES

     The Company has agreements with hospitals and third party payors that provide for payments to the Company at amounts different from its established rates. A summary of major payment arrangements with hospitals and third party payors is as follows:

     HOSPITALS

          Patient services rendered to various hospitals are paid on a fee-for-service basis. These rates vary based on negotiated fee schedules.

                                    - F-8 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     MEDICARE, BLUE SHIELD, AND MEDICAID

          Patient services rendered to Medicare, Blue Shield, and Medicaid program beneficiaries are paid based on various fee schedules. These rates vary according to patient classification systems that are based on clinical, diagnostic and other factors.

     OXFORD

          Patient services rendered to Oxford program beneficiaries are paid on a fee-for-service basis. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors.


5. FURNITURE, EQUIPMENT AND VEHICLES

     Furniture, equipment and vehicles and accumulated depreciation at December 31, 1998 and 1997 are as follows:

                                                  1998                 1997
                                                  ----                 ----

     Vehicles                                   $ 63,542            $ 88,604
     Computer equipment                           28,561              28,561
     Office furniture                             13,169              13,169
     Office equipment                                703                 703
                                                --------            --------
         Total                                   105,975             131,037

     Less accumulated depreciation                54,194              59,106
                                                --------            --------

     Furniture, equipment and vehicles, net     $ 51,781            $ 71,931
                                                ========            ========

6. NOTE PAYABLE, DEMAND

     Note payable, demand represents borrowings under the terms of a line of credit agreement. The Company can borrow up to $250,000. Borrowings bear interest at the bank's prime rate plus 1.5% (9.25% at December 31, 1998). The note is secured by substantially all assets of the Company. The outstanding balance under this agreement was $244,724 at December 31, 1998.

     At December 31, 1997, the Company had various line of credit agreements with an aggregate limit of $310,000 and a total outstanding balance of $251,523.

                                    - F-9 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The loan agreement requires, among other things, that the Company maintain tangible net worth of $400,000, a net worth ratio of 1.5 and a current ratio of 2.0. The Company was in violation of these debt covenants during 1998. However, the Company has a commitment from another lender and plans to refinance this loan agreement in May 1999.

7. PROMISSORY NOTES PAYABLE

     The Company has promissory notes payable dated March 30, 1998 and maturing on March 30, 1999. The promissory notes bear interest at 7.0%. The notes are secured by accounts receivable of the Company. Promissory notes payable were $125,000 at December 31, 1998.


8. LONG-TERM DEBT

     Long-term debt at December 31, 1998 and 1997 consists of the following:

                                                          1998           1997
                                                          ----           ----

     Term loan payable in monthly installments of
     $2,075, including interest at
     13.7% through October 16, 2001                     $ 58,217        $    --

     Term loan payable in monthly installments of
     $1,908, including interest at
     9.0% through June 1, 2001                            51,123             --

     Equipment loan payable in monthly installments
     of $557, including interest
     at 10.0% through May 27, 2003                        23,822             --

     Equipment loan payable in monthly installments
     of $598, including interest
     at 7.5% through January 15, 2001                     13,809         20,570

     Equipment loan payable in monthly installments
     of $529, including interest
     at 8.5% through March 28, 2000                        7,504         12,931

                                    - F-10 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                          1998           1997
                                                          ----           ----

     Other                                                    --         28,802
                                                        --------        -------
          Total                                          154,475         62,303

     Less current portion                                 53,948         23,598
                                                        --------        -------

     Long-term debt                                     $100,527        $38,705
                                                        ========        =======

     The aggregate amount of future principal repayments at December 31, 1998 is as follows:

            YEARS ENDING DECEMBER 31
            ------------------------
                    1999                                               $ 53,948
                    2000                                                 54,950
                    2001                                                 36,773
                    2002                                                  6,085
                    2003                                                  2,719
                                                                       --------

          Total                                                        $154,475
                                                                       ========


     The loans are secured by liens on equipment and accounts receivable.


9. RETIREMENT PLAN

     The Company sponsors a 401(k) retirement plan. The Company did not make any contributions in 1998 and 1997.


10. INCOME TAXES

     The income tax benefit is comprised of the following:

                                                          1998           1997
                                                          ----           ----

     Deferred:
       Federal                                          $ 63,736        $ 1,959
       State                                              43,180            728
                                                        --------        -------

          Total                                         $106,916        $ 2,687
                                                        ========        =======

                                    - F-11 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The deferred income tax benefit in 1998 and 1997 results primarily from temporary differences in the recognition of accounts receivable, accounts payable and accrued expenses.

     The following represents the tax effects of temporary differences that result in the net deferred income tax liability at December 31, 1998 and 1997:

                                                          1998           1997
                                                          ----           ----

     Deferred income tax assets:
       Furniture, equipment and vehicles                $  1,973       $  1,970
       Accounts payable                                   23,116         21,175
       Accrued expenses                                    4,837          8,552
       Net operating loss carryforwards                  124,589         34,914
                                                        --------       --------

          Total deferred income tax assets               154,515         66,611
                                                        --------       --------

       Deferred income tax liabilities:
       Accounts receivable                               153,527        173,380
       Prepaid expense                                     1,875          1,034
                                                        --------       --------

          Total deferred income tax liabilities          155,402        174,414
                                                        --------       --------

             Net deferred income tax liability          $    887       $107,803
                                                        ========       ========

     Net deferred income taxes are classified in the accompanying consolidated financial statements at December 31, 1998 and 1997 as follows:

                                                          1998           1997
                                                          ----           ----

       Noncurrent assets                                $126,562       $ 36,884
       Current liabilities                               127,449        144,687
                                                        --------       --------

             Net deferred income tax liability          $    887       $107,803
                                                        ========       ========

     At December 31, 1998 and 1997, the Company has approximately $500,000 of net operating losses available to carry forward for federal and state income tax purposes. The federal net operating loss carryforwards will expire between 2004 and 2010 and the state net operating loss carryforwards will expire between 2000 and 2002.

     The expected income tax benefit using the statutory federal income tax rate differs from the actual income tax benefit primarily because of contributions and meals and entertainment.

                                    - F-12 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The Company files separate federal and state income tax returns for each entity.

11. COMMITMENTS AND CONTINGENCIES

     LEASES

          The Company leases equipment and offices, under long-term lease agreements expiring through 2002, which are classified as operating leases.

          The future minimum lease payments as of December 31, 1998 are as follows:

                                        Equipment     Offices         Total
                                        ---------     -------      ----------
          YEARS ENDING DECEMBER 31
          ------------------------
                 1999                   $578,053      $59,136      $  637,189
                 2000                    237,988       19,712         257,700
                 2001                     96,354           --          96,354
                 2002                     25,884           --          25,884
                                        --------      -------      ----------

                      Total             $938,279      $78,848      $1,017,127
                                        ========      =======      ==========

     Lease expense for equipment and offices was $744,944 in 1998 and $666 in 1997.

     CONTINGENCIES

          The health care industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to future government review and interpretation as well as regulatory actions unknown or unasserted at the time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations by health care providers of fraud and abuse statutes and regulations, which could result in the imposition of significant fines and penalties as well as significant repayments for net patient service revenues previously billed. Compliance with such laws and regulations are subject to future government review and interpretations as well as regulatory actions unknown or unasserted at this time.


12. COMMON STOCK TRANSACTIONS

     On May 8, 1998, the Company issued 134,000 shares of unregistered common stock to management consultants engaged by the Company and recognized $1,340 in consulting fees (based on the fair value of services performed).

                                    - F-13 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13. STOCK OPTIONS AND AWARDS

     The Company has stock awards outstanding at December 31, 1998 granted under a stock option plan. The 1998 Stock Plan provides for the granting of stock awards to employees and qualified independent contractors in the form of options to purchase shares of common stock at a price equal to fair market value on the date of the grant. Options generally become exercisable at such time or times and subject to such terms and conditions as shall be determined by the Company at or after the grant.

     The total number of stock options granted to employees were for 260,000 shares at an exercise price of $0.01 per share. The total number of stock options granted to independent contractors were for 1,075,000 shares at exercise prices ranging from $0.01 per share to $2.00 per share. No option or restricted stock award may be granted under the plan after December 31, 2008.

     No compensation cost has been recognized for these stock options.


14. YEAR 2000 RISKS (UNAUDITED)

     Like virtually every organization, the Company is subject to risks associated with the Year 2000 Issue (the "Issue"). The Issue is the result of shortcomings in electronic data processing systems which affect computer software and hardware, transactions with customers, vendors and other organizations; and equipment dependent on microchips. The Company is in the process of assessing and implementing necessary changes related to the Issue but has not completed the process of identifying and remediating potential year 2000 problems. It is not possible for any organization to guarantee the results of its own remediation efforts or to accurately predict the impact of the Issue on third parties with which the Company does business.

     Because of the unprecedented nature of the Issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that entities with whom the Company does business will be year 2000 ready. If the Company's efforts or those of third parties with which it does business are not successful, the Issue could adversely affect the Company's operations and financial condition.

                                    - F-14 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15. SUBSEQUENT EVENTS

     In January 1999, the Company was approached by a prospective acquirer with an unsolicited offer to acquire all its outstanding stock. The Company presented a Letter of Intent to the prospective acquirer that valued the transaction on the basis of approximately $1.25 per share of the Company's common stock. The Letter of Intent has a number of restrictions, the most important of which is the Company's ability to raise additional equity capital.

     The Company has hired an investment banker to represent it in the search for equity capital. The Company has also been in ongoing discussions with other groups concerning potential equity investment. None of these discussions has resulted in a firm commitment.

     In February 1999, the Company entered into a marketing services agreement with this same prospective acquirer. This agreement would provide the Company with access to proprietary interactive e-commerce software, databases and tools along with technical and marketing assistance. In return, the Company would pay a fee to this company based on its gross margin derived from such e-commerce business.

     In March 1999, the Company entered into a marketing agreement with another company. The Company would develop an e-commerce business with this company to sell preventative healthcare products, starting with nutritional supplements. In return, the Company would pay a royalty based on a percentage of revenues.

--------------------------------------------------------------------------------

                                    - F-15 -

                              CLIXhealth.com, Inc.
                             Unaudited Balance Sheet
                              12-31-98 and 6-30-99

                                                      12/31/98      6/30/99
                                                      --------      -------
ASSETS
CURRENT ASSETS
Cash                                                  $ 17,642     $ 35,565
Accounts Receivable                                    653,542      502,785
Prepaid Expense                                          7,982       28,470
Receivable from Shareholders                                 0        9,690
                                                      --------     --------
Total Current Assets                                   679,166      576,510

Furniture, Equipment And Vehicles                       51,781       43,055
Deferred Income Taxes                                  126,562      126,562
Other Assets                                             2,560        2,560
                                                      --------     --------
TOTAL ASSETS                                          $860,069     $748,687
                                                      ========     ========

LIABILITIES & STOCKHOLDERS EQUITY

Notes Payable                                         $244,724     $254,069
Promissory Notes Payable                               125,000       39,902
Accounts Payable And Accrued Expenses                  175,973      100,220
Current Maturities Of Long Term Debt                    53,948       53,948
                                                      --------     --------
Total Current Liabilities                              599,645      448,139

LONG TERM DEBT                                         100,527       35,288
Promissory Notes payable                                            125,000
Deferred Income Taxes                                  127,449      127,449
                                                      --------     --------
Total Liabilities                                      827,621      735,876

STOCKHOLDERS EQUITY
Common Stock                                             7,500        7,500
Additional Paid-In Capital                              91,282      100,232
Less promissory note receivable                        (30,000)     (30,000)
Retained Earnings                                      (36,334)     (64,971)
                                                      --------     --------
Total Equity                                            32,448       12,811
                                                      --------     --------
TOTAL EQUITY & LIABILITIES                            $860,069     $748,687
                                                      ========     ========

                                    - F-16 -

                              CLIXhealth.com, Inc.
                           Unaudited Income Statements
                               3-31-98 and 6-30-99

                                           3 mos      3 mos      3 mos      3 mos
                                          3/31/98    3/31/99    6/30/98    6/30/99
                                         --------   --------   --------   --------
REVENUES                                 $939,364   $686,082   $769,385   $553,097

EXPENSES
Salaries, Payroll taxes and Benefits      492,833    304,369    364,053    289,850
Equipment leasing and Laboratory costs    333,962    134,087    128,968     92,664
Other Administrative expenses              83,117    232,581    212,702    132,812
Rent and occupancy costs                    2,326      8,479     65,255     10,606
Interest expense                           10,647     12,925     -1,652     12,312
                                         --------   --------   --------   --------

Total Expense                            $922,884   $692,441   $769,327   $538,244
                                         --------   --------   --------   --------

Net Gain (Loss)                          $ 16,481   $ (6,359)  $     57   $ 14,853
                                         ========   ========   ========   ========



                                    - F-17 -

                 Consolidated Statement of Stockholders' Equity
                       For the Period Ending June 30, 1999


                                                       Common Stock        Additional   Promissory     Retained
                                                                            Paid-in        Note        Earnings
                                                  Shares        Amount      Capital     Receivable     (Deficit)     Total
                                                  ------        ------     ----------   ----------     ---------     -----
Balances, December 31, 1998                      7,499,780      $7,500      $91,282     $(30,000)      $(36,334)    $32,448

Common Stock issued for
Services Rendered-prior period adjustment           50,000          50        8,950                      (9,000)          0

Common Stock Reclassified to Reflect
Notes Receivable                                                                                          9,690       9,690

Prior Period Adjustments                                                                                (33,458)    (33,458)

Net Gain 6/30/99                                                                                          4,131       4,131
                                                 ---------      ------     --------     --------       --------     -------
Balances, June 30, 1999                          7,549,780      $7,550     $100,232     $(30,000)      $(64,971)    $12,811
                                                 =========      ======     ========     ========       ========     =======


                                    - F-18 -

                              CLIXhealth.com, Inc.
                        Unaudited Statement of Cash Flows
                      Six Months Ended 6-30-98 and 6-30-99


                                           6/30/1998       6/30/1999
                                           ---------       ---------
Net Income                                $ (96,199)      $   4,131
Depreciation                              $  16,465       $   8,725
Deferred Income taxes                     $ (32,000)
Accounts Receivable                          49,291         150,758
Expense Advances                              1,201         (11,249)
Prepaid Expenses                                             (9,240)
Other Assets                                 27,398
Accounts Payable                             44,705         (57,039)
Prime Credit Line                                          (244,724)
Working Capital Line                                        254,069
Accrued Wages & Taxes                                       (18,716)
Total Adjustments                                         $  72,584
                                          ---------       ---------

Net Cash Provided By Operations           $  10,861       $  76,715

Cash Flows From Financing Activities         62,946               0

Notes Payable                                               (18,441)
Company Vehicles                                             (6,895)

Net Cash Used In Financing                   62,946         (25,336)

Cash Balance At End Of Period               104,297          30,565
Cash Balance At Beginning Of Period          48,433         (12,644)
                                          ---------       ---------

Net Increase In Cash                      $  55,864       $  17,922
                                          =========       =========

                                    - F-19 -

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING JUNE 30, 1999
--------------------------------------------------------------------------------

1. ORGANIZATION AND NATURE OF OPERATIONS

Cardiovascular Laboratories, Inc. is a for-profit, Nevada holding company located in Wayne, Pennsylvania.

The subsidiaries of Cardiovascular Laboratories, Inc. and their primary activities are as follows:

Cardiovascular Laboratories, Inc. of Pennsylvania: Cardiovascular Laboratories, Inc. of Pennsylvania ("CLI-PA") is a wholly-owned, for-profit business corporation and subsidiary of Cardiovascular Laboratories, Inc. CLI-PA owns and operates independent vascular laboratories in hospitals and private clinics.

CLIX Information Services, Inc: CLIX Information Services, Inc. ("CLIX") is a wholly-owned, for-profit business corporation and subsidiary of Cardiovascular Laboratories, Inc. CLIX is a development stage business that was established to pursue opportunities in medical-related information businesses; however, there was no substantial activity through June 30, 1999.

Cardiovascular Laboratories, Inc. (formerly, Interstate Gold and Gas, Inc.) ("IG&G") was incorporated in the state of Utah on August 8, 1983. IG&G has been in the development stage since inception and has been engaged in the business of developing mining properties. During 1992, IG&G lost its remaining mining claims and since that date has been inactive.

On March 9, 1998, a special shareholders meeting was held at which a resolution was approved to effectuate a reverse split of IG&G's common stock whereby all shareholders of record as of February 27, 1998 would receive one share of IG&G's common stock for each 500 shares owed. Also on this date, IG&G reincorporated as a Nevada corporation and changed its name to Cardiovascular Laboratories, Inc. ("CLI").

Pursuant to an Acquisition Agreement dated March 26, 1998, CLI acquired all of the outstanding stock of CLI-PA by exchanging 2,546,837 unregistered shares of CLI for 1,000,000 shares of CLI-PA, exchanging 968,998 unregistered shares of CLI for two option agreements to purchase substantially similar option agreements of CLI-PA, and issuing 1,500,000 unregistered shares of CLI into an escrow trust. Additionally, CLI completed a public offering on April 30, 1998 under Regulation D of Rule 504 of the Securities and Exchange Commission for a total of 2,250,000 registered shares of CLI's common stock for total consideration of $22,500.

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position of the Company and its results of operations and cash flow for the interim periods presented.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Cardiovascular Laboratories, Inc. and its subsidiaries, CLI-PA and CLIX (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET PATIENT SERVICE REVENUES AND RECEIVABLES

Net patient service revenues and receivables are derived from hospitals and patients who reside primarily in the Company's regional geographical region (i.e., states of Pennsylvania, New Jersey and New York) and are reported at the estimated net realizable amounts from hospitals, patients, third party payors, and others for services rendered.

Significant concentrations of revenues and accounts receivable, net include various hospitals and Medicare.

FURNITURE, EQUIPMENT, AND VEHICLES

Furniture, equipment and vehicles are recorded at cost. Depreciation, including amortization of capital lease obligations, is computed using the straight-line method based on the estimated useful life of each classification of depreciable asset.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes to the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3. BASIS OF PRESENTATION AND CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Since the December 31, 1998 fiscal year end, the Company has continued to refine its operations, has eliminated unprofitable contracts, expanded sources of revenues, controlled operating expenses, refinanced its note payable, and refinanced its long-term lease agreements.


4. NET PATIENT SERVICE REVENUES AND RECEIVABLES

The Company has agreements with hospitals and third party payors that provide for payments to the Company at amounts different from its established rates. A summary of major payment arrangements with hospitals and third party payors is as follows:

HOSPITALS

Patient services rendered to various hospitals are paid on a fee-for-service basis. These rates vary based on negotiated fee schedules.

MEDICARE, BLUE SHIELD, AND MEDICAID

Patient services rendered to Medicare, Blue Shield, and Medicaid program beneficiaries are paid based on various fee schedules. These rates vary according to patient classification systems that are based on clinical, diagnostic and other factors.


OXFORD

Patient services rendered to Oxford program beneficiaries are paid on a fee-for-service basis. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors.



5. WORKING CAPITAL LINE

The Working Capital Line is a $1,000,000 facility entered into with DVI Financial Services, Inc. on June 27, 1999. The line secured by substantially all assets of the Company, with the actual allowable borrowing base calculated in accordance with borrowing formulas applied

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

to the Company's various accounts receivable. The outstanding balance under this agreement was $254,068.93 at June 30, 1999.

The working capital line agreement caries an interest rate 2.25% above the Prime Rate, plus a monthly maintenance fee of $850., and an unused line fee amounting to .0025 per year of the amount of the total facility not actually borrowed.


6. PROMISSORY NOTES PAYABLE

The Company has promissory notes payable dated March 30, 1998 which begin twenty equal repayments of principal beginning on December 1, 2000. The promissory notes bear interest at 11.0%. The notes are secured by a secondary interest in the accounts receivable of the Company. Promissory notes payable were $125,000 at June 30, 1999.


7. INCOME TAXES

At June 30, 1999, the Company has approximately $500,000 of net operating losses available to carry forward for federal and state income tax purposes. The federal net operating loss carryforwards will expire between 2004 and 2010 and the state net operating loss carryforwards will expire between 2000 and 2002.

The expected income tax benefit using the statutory federal income tax rate differs from the actual income tax benefit primarily because of contributions and meals and entertainment.

The Company files separate federal and state income tax returns for each entity.


8. COMMON STOCK TRANSACTIONS

On May 8, 1998, the Company issued 134,000 shares of unregistered common stock to management consultants engaged by the Company and recognized $1,340 in consulting fees (based on the fair value of services performed).

On December 15, 1998, the Company issued 50,000 shares of unregistered common stock to Brennan Dyer & Company, LLC, a financial consultant hired for the purpose of raising equity capital for the Company. Due to an oversight, the Company did not recognize this issuance of stock as financial consulting fees in its financial statements dated December 31, 1999, and is making a prior period adjustment to reflect $9,000 in such fees, based on the closing market price for the Company's common stock on December 15, 1999.

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9. RETAINED EARNINGS

An adjustment to Retained Earnings was made in 1999 to properly reflect $9,690 of notes receivable from shareholders. These note were accepted as payment for 968,998 shares of unregistered common stock issued in exchange for options for the purchase of the same number of shares at a price of $.01 per share in April, 1998.

An adjustment to retained earnings was made in 1999 to show $33,458 of previously improperly categorized expenses that were incurred during 1998 but paid for in 1999.

10. STOCK OPTIONS AND AWARDS

The Company has stock awards outstanding at December 31, 1998 granted under a stock option plan. The 1998 Stock Plan provides for the granting of stock awards to employees and qualified independent contractors in the form of options to purchase shares of common stock at a price equal to fair market value on the date of the grant. Options generally become exercisable at such time or times and subject to such terms and conditions as shall be determined by the Company at or after the grant.

The total number of stock options granted to employees were for 260,000 shares at an exercise price of $0.01 per share. The total number of stock options granted to independent contractors were for 1,075,000 shares at exercise prices ranging from $0.01 per share to $2.00 per share. No option or restricted stock award may be granted under the plan after December 31, 2008.

No compensation cost has been recognized for these stock options.


11. YEAR 2000 RISKS (UNAUDITED)

Like virtually every organization, the Company is subject to risks associated with the Year 2000 Issue (the "Issue"). The Issue is the result of shortcomings in electronic data processing systems which affect computer software and hardware, transactions with customers, vendors and other organizations; and equipment dependent on microchips. The Company is in the process of assessing and implementing necessary changes related to the Issue but has not completed the process of identifying and remediating potential year 2000 problems. It is not possible for any organization to guarantee the results of its own remediation efforts or to accurately predict the impact of the Issue on third parties with which the Company does business.

Because of the unprecedented nature of the Issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that entities with whom the Company does business will be year 2000 ready. If the Company's efforts or

CARDIOVASCULAR LABORATORIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

those of third parties with which it does business are not successful, the Issue could adversely affect the Company's operations and financial condition.

12. SUBSEQUENT EVENTS

In January 1999, the Company was approached by a prospective acquirer with an unsolicited offer to acquire all its outstanding stock. The Company presented a Letter of Intent to the prospective acquirer that valued the transaction on the basis of approximately $1.25 per share of the Company's common stock. The Letter of Intent has a number of restrictions, the most important of which is the Company's ability to raise additional equity capital.

The Company has hired an investment banker to represent it in the search for equity capital. The Company has also been in ongoing discussions with other groups concerning potential equity investment. None of these discussions has resulted in a firm commitment.

In February 1999, the Company entered into a marketing services agreement with this same prospective acquirer. This agreement would provide the Company with access to proprietary interactive e-commerce software, databases and tools along with technical and marketing assistance. In return, the Company would pay a fee to this company based on its gross margin derived from such e-commerce business.

In March 1999, the Company entered into a marketing agreement with another company. The Company would develop an e-commerce business with this company to sell preventative healthcare products, starting with nutritional supplements. In return, the Company would pay a royalty based on a percentage of revenues.



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